KH 3/18

SEC 15025392 MISSION

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 11 2015
WASH, D.C.
194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAFG RIA Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Gaither Drive, Suite 5
(No. and Street)

Mount Laurel (City) NJ (State) 08054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher S. Hughes (856) 793 - 5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gable Peritz Mishkin, LLP
(Name – *if individual, state last, first, middle name*)

323 Norristown Rd. (Address) Spring House (City) PA (State) 19477 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/18

OATH OR AFFIRMATION

I, Thadore A. Beringer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAFG RIA Services, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BARRY J LEVIN
Notary Public
LOWER MERION TWP, MONTGOMERY COUNTY
My Commission Expires Aug 24, 2018

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gable
Peritz
Mishkin
LLP

Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • • •
Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of MAFG RIA Services, Inc.

We have reviewed management's statements, including in the accompanying Exemption Report, in which (1) MAFG RIA Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MAFG RIA Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) MAFG RIA Services, Inc. stated that MAFG RIA Services, Inc. met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception. MAFG RIA Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAFG RIA Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Gable Peritz Mishkin, LLP

February 26, 2015

323 Norristown Road
P. O. Box 917
Spring House, PA 19477
215.628.0500
215.628.8756 Fax

751 Route 73 North
Suite 15
Marlton, NJ 08053
856.596.2400
856.596.6121 Fax

www.gpmllp.net

102 Gaither Drive, Suite 5
Mount Laurel, NJ 08054
(856) 793.5000 phone (856) 793.5001 fax

MAFG/RIA SERVICES, INC.

MAFG RIA Services, Inc. Exemption Report

MAFG RIA Services, Inc. (the"Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 15c3-3(k)(1) (the "exemption Provision") and (2) the Company met the exemption provision for the period **(06/01/2014 – 12/31/2014)** without exception.

MAFG RIA Services, Inc.

By: Theodore A Bruings

President

2/18/2015

Gable Peritz Mishkin LLP

Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien

Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin

February 26, 2015

Board of Directors
MAFG RIA Services, Inc.
102 Gaither Drive, Suite 5
Mount Laurel, NJ 08054

Board of Directors:

We have audited the financial statements and supplemental information of MAFG RIA Services, Inc. for the year ended December 31, 2014, and have issued our report thereon dated February 26, 2015. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2014. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. We believe there are no such critical accounting policies and practices that we are required to communicate.

323 Norristown Road
P. O. Box 917
Spring House, PA 19477
215.628.0500
215.628.8756 Fax

751 Route 73 North
Suite 15
Marlton, NJ 08053
856.596.2400
856.596.6121 Fax

www.gpmllp.net

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. We believe there are no such critical accounting estimates that we are required to communicate.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no potential bias in management's judgments about the amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial and to communicate accumulated misstatements to management. There were no such misstatements identified during the audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreement with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 26, 2015.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of Board of Directors and management of MAFG RIA Services, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Thomas W. Masoero

TWM/smp

S:\CLERICAL\WPDATA\FS\MAFG RIA 12-31-14 Auditing Std No 16.doc

Gable
Peritz
Mishkin
LLP

Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien

Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.

In planning and performing our audit of the financial statements of MAFG RIA Services, Inc. (the Company) as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. The objective of internal control and the practices and procedures is to provide management with reasonable but not absolute assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

323 Norristown Road
P. O. Box 917
Spring House, PA 19477
215.628.0500
215.628.8756 Fax

751 Route 73 North
Suite 15
Marlton, NJ 08053
856.596.2400
856.596.6121 Fax

www.gpmllp.net

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gable Peritz Mishkin, LLP

February 26, 2015

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

Gable Peritz Mishkin LLP

Certified Public Accountants
Business Consultants

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

MAFG RIA SERVICES, INC.

DECEMBER 31, 2014

CONTENTS

Gable Peritz Mishkin LLP

Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • •
Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MAFG RIA Services, Inc.

We have audited the accompanying statement of financial condition of MAFG RIA Services, Inc. (a New Jersey S Corporation) as of December 31, 2014, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of MAFG RIA Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

323 Norristown Road
P. O. Box 917
Spring House, PA 19477
215.628.0500
215.628.8756 Fax

751 Route 73 North
Suite 15
Marlton, NJ 08053
856.596.2400
856.596.6121 Fax

www.gpmllp.net

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of MAFG RIA Services, Inc.'s financial statements. The supplemental information is the responsibility of MAFG RIA Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Gable Peritz Mishkin, LLP

February 26, 2015

MAFG RIA SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 25,045	
Deposit with clearing organization	2,537	
Receivables from non-customers	38,589	
Due from affiliate	271,894	
Total assets		$ 338,065

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 7,062	
Liabilities subordinated to claims of general creditors	150,000	
Total liabilities		$ 157,062
Stockholder's equity		
Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1	
Additional paid-in capital	4,999	
Retained earnings	176,003	
Total stockholder's equity		181,003
Total liabilities and stockholder's equity		$ 338,065

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	
Fees	$ 102,646
Commissions	3,870
Interest	4,450
	110,966
Expenses	
Management administrative service fee	60,000
Dues and subscriptions	60
Licenses and fees	6,710
Professional fees	6,950
Interest	12,750
Insurance	2,522
Taxes - other	397
	89,389
Net income	$ 21,577

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1	$ 1	$ 4,999	$ 154,426	$ 159,426
Net income	-	-	21,577	21,577
Balance, December 31	$ 1	$ 4,999	$ 176,003	$ 181,003

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2014

Liabilities subordinated to claims of general creditors - January 1, 2014	$ 150,000
Changes	-
Liabilities subordinated to claims of general creditors - December 31, 2014	$ 150,000

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net income	$ 21,577	
(Increase) decrease in assets		
Deposit with clearing organization	(832)	
Receivables from non-customers	9,248	
Increase in accounts payable and accrued expenses	1,062	
Net cash provided by operating activities		$ 31,055
Cash flows from investing activities		
Net advances and repayments of due from affiliate		(29,700)
Net increase in cash		1,355
Cash, January 1		23,690
Cash, December 31		$ 25,045

Supplementary disclosure of cash flow information:	
Cash paid for the period for:	
Interest	$ 12,750

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

MAFG RIA Services, Inc. ("the Company") is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a New Jersey S Corporation that is a majority-owned subsidiary of MAFG, Inc. ("the Parent Company"). The Company is engaged in a single line of business as a securities broker-dealer, primarily in the investment banking, investment advisory and strategic planning businesses.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Date of Management Evaluation of Subsequent Events

Management has evaluated subsequent events through February 26, 2015, the date on which the financial statements were issued.

Receivables from Non-Customers

Receivables from non-customers are recognized and carried at the contractual amount. Management closely monitors outstanding balances and account balances are charged off after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have off-balance-sheet credit exposure related to the receivables. Based on management's assessment, the Company has determined that an allowance for uncollectible accounts is not necessary at December 31, 2014.

There was no bad debt expense charged to operations for the year ended December 31, 2014.

Investment Advisory Fees

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis monthly over the term of the contract.

2. Summary of Significant Accounting Policies (Cont'd.)

Income Taxes

The Company, an S corporation, is not a taxpaying entity for federal and state income tax purposes, and thus, no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder of Company's parent on his tax return.

The State of New Jersey maintains a minimum or surcharge tax for S corporations. The amount is included in taxes - other.

The Company files income tax returns in the United States federal jurisdiction, and various state jurisdictions. Generally, the Company is no longer subject to federal, state and local income tax examinations by these jurisdictions for tax years ended before 2011.

The Company applied the provisions of Accounting Standards Codification ("ASC") 740 regarding uncertain tax positions as they relate to pass-through entities. The Company has determined that there is no material impact on the financial statements.

3. Deposit with Clearing Organization

The Company has $2,537 on deposit with a broker-dealer clearing organization at December 31, 2014.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $17,983, which was $12,983 in excess of its required net capital of $5,000. The Company's net capital ratio was .39 to 1.

5. Exemptive Provision

The Company claims an exemption under (k)(1) of SEC Rule 15c3-3.

6. Liabilities Subordinated to Claims of General Creditors

The Company issued subordinated notes due to the Parent Company of $150,000 with interest at 8.5%. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The full amount is due January 31, 2016. Interest expense for the year ended December 31, 2014 was $12,750.

7. Related Party Transactions

The Company paid management fees of $60,000 to an affiliate for management advisory, consulting and administrative support services provided for the year ended December 31, 2014.

Due from affiliate represents advances made to the Parent Company. The balance was $271,894 at December 31, 2014. The note has no fixed repayment schedule and is due on demand. Interest is charged at the Applicable Federal Rate. Interest income for the year ended December 31, 2014 was $4,450.

8. Concentrations

The Company is engaged in various trading and brokerage activities with counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its checking accounts with several banks. Cash balances with each bank in excess of $250,000 exceed the insurable limit as allowed by FDIC. At times, cash balances may exceed insurable limits.

SUPPLEMENTAL INFORMATION

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2014

NET CAPITAL		
Stockholder's equity qualified for net capital		$ 181,003
Add:		
Subordinated borrowings allowable in computation of net capital		150,000
Total capital and allowable subordinated liabilities		331,003
Deductions:		
Non-allowable assets:		
Deposit with clearing organization	$ 2,537	
Receivables from non-customers	38,589	
Due from affiliate	271,894	
		313,020
Net capital		$ 17,983
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 7,062
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital at 1,500%		11,983
Excess net capital at 1,000%		11,983
Ratio: Aggregate indebtedness to net capital		.39 to 1

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2014

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 17,983

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

MAFG RIA SERVICES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (exemption)

AS OF DECEMBER 31, 2014

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Computation for Determination of Reserve Requirements under that rule have been provided.

MAFG RIA SERVICES, INC.

SCHEDULE III

INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3 (exemption)

AS OF DECEMBER 31, 2014

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Information for Possession or Control Requirements under that rule have been provided.